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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 19)


                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                                (Name of Issuer)

                          Common Stock. $.08 par value
                         (Title of Class of Securities)

                                  026909-20-0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                            Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 13, 1995
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].


                               Page 1 of 8 pages
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                                  SCHEDULE 13D

CUSIP No. 026909-20-0                                          Page 2 of 8 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              George N. Faris                                      ###-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
              00  (See Item 3)

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                        [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

                             7)   SOLE VOTING POWER
                                  2,017,176  (See Item 5)

NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         None
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              2,017,176  (See Item 5)
REPORTING
PERSON WITH                 10)   SHARED DISPOSITIVE POWER
                                  None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,176 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                    [X]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%

14)      TYPE OF REPORTING PERSON
         IN



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                                                                     Page 3 of 8

Item  1.   Security and Issuer.

     This Statement relates to shares of Common Stock, par value $.08 per share (the "Shares") of American International Petroleum Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 444 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background.

     The Reporting Person is George N. Faris. His business address is 444 Madison Avenue, New York, New York 10022. The Reporting Person is employed as the Chief Executive Officer and Chairman of the Board of the Issuer.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person received 900,000 Shares in exchange for his relinquishing certain rights and benefits under his employment agreement with the Issuer relating to (i) any future changes in control of the Company and
(ii) severance payments.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares, as described in Item 3, in exchange for his relinquishing retirement rights and benefits under his employment agreement with the Issuer. The Issuer has also decided, under certain conditions, to grant a stock option to the Reporting Person to purchase up to an additonal 1,000,000 Shares. Such option will not be granted to the Reporting Person unless the Issuer completes certain transactions. If such option is granted, the Reporting Person will file a new Schedule 13D at that time. There is no assurance that such option will ever be granted. Except as otherwise disclosed herein and absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis his investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments business and economic conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.




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                                                                     Page 4 of 8
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person may be deemed to beneficially own 2,017,176 Shares, representing approximately 8.0% of the outstanding Shares of the Issuer.(1) These amounts exclude the 29,800 Shares owned by the Reporting Person's wife, Claudette Faris, with respect to which the Reporting Person disclaims beneficial ownership.

     (b) The Reporting Person has sole voting power over 2,017,176 Shares (including Shares underlying warrants to purchase 285,669 Shares and options to purchase 204,500 Shares). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership as to 29,800 Shares owned by Claudette Faris, the Reporting Person's wife, and they are not included in the number stated on lines 7, 9 and 11 of the cover sheet) the Reporting Person has sole dispositive power over 2,017,176 Shares (including warrants and options to purchase 490,169 Shares).

     (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer, except as follows:

Gift of 85,000 shares to his mother, Emily Faris, as of October 10, 1995.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has no agreements or understandings with any person or entity respecting the securities of the Issuer other than the Issuer.

Item 7.  Material to be Filed as Exhibits.

               1) Amendment to Employment Agreement between the Reporting Person and the Company, dated as of October 13, 1995.




___________________
        (1) Based on 25,121,017 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, including the 900,000 Shares.






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                                                                     Page 5 of 8

                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 17, 1995                                      George N. Faris
                                                              ------------------
                                                              George N. Faris
















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                                 EXHIBIT INDEX

                                                             Page
                                                           ---------
1)        Amendment to Employment Agreement between            7
          George Faris and the Company, dated as of
          October 13, 1995.


























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